PROSPECTUS SUPPLEMENT                       Filed Pursuant to Rule 424(b)(3) of
                                            the Rules and Regulations Under the
(To Prospectus dated June 7, 1999           Securities Act of 1933
and to the Prospectus Supplements dated
July 22, 1999, August 11, 1999,
September 3, 1999, October 5, 1999,         Registration Statement No. 333-63563
November 12, 1999, December
28, 1999, February 24, 2000, March
3, 2000 and March 30, 2000)


                               INSILCO HOLDING CO.

                                  COMMON STOCK
                        WARRANTS TO PURCHASE COMMON STOCK
                           PAY-IN-KIND PREFERRED STOCK


                        ---------------------------------


RECENT DEVELOPMENTS
-------------------

         Attached hereto and incorporated by reference herein is the Definitive Proxy Statement of Insilco Holding Co. for the 2000 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 17, 2000.


                        ---------------------------------


         This Prospectus Supplement, together with the Prospectus, is to be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sale of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions.



April 20, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No. )

Filed by the Registrant [X]
Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_]  Preliminary Proxy Statement          [_]  Soliciting Material Pursuant to
[_]  Confidential, For Use of the              SS.240.14a-11(c) or SS.240.14a-12
     Commission Only (as permitted
     by Rule 14a-6(e)(2))
[X]  Definitive Proxy Statement
[_]  Definitive Additional Materials


                               INSILCO HOLDING CO.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

--------------------------------------------------------------------------------
1)   Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------
2)   Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------
3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------
4)   Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------
5)   Total fee paid:

--------------------------------------------------------------------------------
     [_] Fee paid previously with preliminary materials.

     [_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          1)   Amount Previously Paid:

--------------------------------------------------------------------------------
          2)   Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------
          3)   Filing Party:

--------------------------------------------------------------------------------
          4)   Date Filed:

--------------------------------------------------------------------------------
SEC 1913 (3-99)

                               INSILCO HOLDING CO.







                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                                   TO BE HELD

                                  MAY 18, 2000

                                       AND

                                 PROXY STATEMENT




================================================================================


                                    IMPORTANT

                      PLEASE MARK, SIGN AND DATE YOUR PROXY
                 AND PROMPTLY RETURN IT IN THE ENCLOSED ENVELOPE

                               INSILCO HOLDING CO.
                              425 METRO PLACE NORTH
                               DUBLIN, OHIO 43017
                                 (614) 792-0468



                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                             TO BE HELD MAY 18, 2000


                                                                  April 18, 2000


To the Stockholders of Insilco Holding Co.:

         NOTICE is hereby given that the Annual Meeting of Stockholders of Insilco Holding Co., a Delaware corporation (the "Company") will be held at the Corporate Headquarters of Insilco Holding Co. at 425 Metro Place North, Dublin, Ohio, 43017 on May 18, 2000, at 10:00 a.m., local time, for the following purposes:

         1. To elect six directors, each for a one-year term expiring at the Annual Meeting of Stockholders in 2001.

         2. To transact such other business as may properly come before the meeting or any adjournment thereof.

         Owners of Common Stock of the Company of record at the close of business on April 12, 2000, will be entitled to vote at the meeting.

         Whether or not you plan to attend the meeting, please date, sign and mail the enclosed proxy in the envelope provided.

         A copy of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1999, is enclosed. Thank you for your cooperation.



                                        By Order of the Board of Directors

                                        David A. Kauer
                                        President and Chief Executive Officer

                               INSILCO HOLDING CO.
                              425 METRO PLACE NORTH
                               DUBLIN, OHIO 43017
                                 (614) 792-0468

                                                                  April 18, 2000


                               PROXY STATEMENT FOR
                       2000 ANNUAL MEETING OF STOCKHOLDERS

                                  INTRODUCTION

       This Proxy Statement is furnished to the stockholders of Insilco Holding Co., a Delaware corporation (the "Company"), in connection with the solicitation by the Board of Directors of the Company of proxies to be used at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Corporate Headquarters of Insilco Holding Co. at 425 Metro Place North Dublin, Ohio, 43017, on May 18, 2000, at 10:00 a.m., local time, and at any adjournment or postponement thereof. The Proxy Statement and the enclosed proxy are being mailed to the stockholders on or about the date set forth above.

       All shares represented by properly executed proxies received by the Board of Directors pursuant to this solicitation will be voted in accordance with the stockholder's directions specified on the proxy or, in the absence of specific instructions to the contrary, will be voted in accordance with the Board of Director's unanimous recommendations, which are FOR the election of Randall E. Curran, William F. Dawson, Jr., Thompson Dean, John F. Fort III, David Y. Howe, and David A. Kauer as directors of the Company; and, at the discretion of the persons acting under the proxy, to transact such other business as may properly come before the meeting or any adjournment thereof.

       A proxy may be revoked, without affecting any vote previously taken, by written notice mailed to the Company (attention Chief Executive Officer or Corporate Secretary) or delivered in person at the meeting, by filing a duly executed, later dated proxy, or by attending the meeting and voting in person.

       A majority of the outstanding shares of the Company will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. The election of each director nominee requires the favorable vote of a plurality of all votes cast by the holders of Common Stock at a meeting at which a quorum is present. Only shares that are voted for a particular nominee will be counted towards such nominee's achievement of a plurality. Abstentions and broker non-votes are not counted toward such nominee's achievement of a plurality and, thus, will have no effect. Each other matter to be submitted to the stockholders at this meeting requires the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote. Therefore, on all matters other than the election of directors, abstentions and broker non-votes will have the same effect as votes cast against the proposal.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING RIGHTS

       Only stockholders of record at the close of business on April 12, 2000, are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. At April 12, 2000, the Company had 1,458,401 outstanding shares of Common Stock, $.001 par value (the "Common Stock"). Each stockholder is entitled to one vote for each share held. There are no cumulative voting rights in the election of directors. See also, "Information Concerning Directors, Executive Officers and Principal Stockholders."


                              ELECTION OF DIRECTORS

       Management has nominated Randall E. Curran, William F. Dawson, Jr., Thompson Dean, John F. Fort III, David Y. Howe, and David A. Kauer for election as directors of the Company, each to serve for a term of one year and until his successor is duly elected and qualified. The shares represented by the enclosed proxy, if returned duly executed and unless instructions to the contrary are indicated thereon, will be voted FOR the nominees. If for any reason a nominee should not be a candidate for election at the time of the meeting (which management does not expect), the proxies may be voted for a substitute nominee in the discretion of those named as proxies. The election of each nominee requires the favorable vote of a plurality of all votes cast by the holders of Common Stock. Keith Palumbo, former director, resigned effective March 14, 2000. As a result of Mr. Palumbo's resignation, there will be a vacancy on the Board of Directors.

       THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH NOMINEE FOR DIRECTOR.

       The following table sets forth the name, age and business experience of the nominees for election as directors of the Company. Each director has held the occupation indicated for more than the past five years unless otherwise indicated.

                        NAME AND BUSINESS EXPERIENCE                        AGE
                        ----------------------------                        ---

RANDALL E. CURRAN                                                            44

Mr. Curran has been a Director, Chairman of the Board, President and Chief Executive Officer of Thermadyne LLC since May 1998. Mr. Curran has also served as a Director of Thermadyne Holdings Corporation, a publicly traded company, since February 1994 and was elected Chairman of the Board and Chief Executive Officer of Thermadyne Holdings Corporation in February 1995, having previously served as President of Thermadyne Holdings since August 1994 and as Executive Vice President and Chief Operating Officer of Thermadyne Holdings Corporation since February 1994. He also serves as President of Thermadyne Industries, Inc., a position he has held since 1992. From 1986 to 1992, Mr. Curran was Chief Financial Officer of Thermadyne Holdings Corporation and/or its predecessors. Prior to 1986, Mr. Curran held various executive positions with Cooper Industries, Inc. a publicly traded company.

WILLIAM F. DAWSON, JR.                                                       35

Mr. Dawson has been a Managing Director of DLJMB Inc. since January 2000. Prior to that and since August 1997, he was a Principal of DLJMB Inc. From December 1995 to August 1997, he was a Senior Vice President in DLJ's High Yield Capital Markets Group. Prior thereto, Mr. Dawson was a Vice President in the Leveraged Finance Group within DLJ's Investment Banking Group. Mr. Dawson serves as a director of Von Hoffman Press, Inc., Haights Cross Communication, Inc, Merrill Corporation, WRC Media, Inc. and Thermadyne Holdings Corporation, a publicly traded company.

THOMPSON DEAN                                                                41

Mr. Dean has been the Managing Partner of DLJMB Inc. since November 1996. Prior thereto, Mr. Dean was a Managing Director of DLJMB Inc. (and its predecessor). Mr. Dean serves as a director of Commvault Inc., Von Hoffman Press, Inc., Manufacturers' Services Limited, Phase Metrics, Inc., a publicly traded company, and Arcade Holding Corporation.

JOHN F. FORT III                                                             58

Mr. Fort retired as Chairman of the Board of the Directors of Tyco International, Inc. a position he held from 1982 to December 1992. Mr. Fort also served as Chief Executive Officer of Tyco International, Inc. from 1982 to June 1992. Mr. Fort serves as a director of the following publicly traded companies: Tyco International, Inc., Thermadyne Holdings Corp., and Roper Industries.

DAVID Y. HOWE                                                                35

Mr. Howe has been a Vice President of Citicorp Venture Capital, Ltd. since 1993. Mr. Howe serves as a director of Trianon Industries, Inc., American Italian Pasta Company, IPC Communications, Inc., Formica Corp., Interface Solutions, Inc., C&H Sugar Company, Sterling Holding Co., Bob's Stores, Inc. and PenTab Industries, Inc.

DAVID A. KAUER                                                               44

Mr. Kauer has been President and Chief Executive Officer of the Company since June 1999. Prior to that, he served as Vice President and Chief Financial Officer of the Company from May 1998 to June 1999, as Vice President and Treasurer of the Company from April 1997 to May 1998, and as Treasurer from September 1993 to April 1997. From October 1989 to September 1993, he served as Controller and Treasurer of Johnson Yokogawa Corporation (a joint venture of Yokogawa Electric Corporation and Johnson Controls, Inc.)

Messrs. Howe, Dawson and Dean were first elected to the Board of Directors effective August 17, 1998. Mr. Curran became a director on October 21, 1998, and Mr. Fort became a director on January 26, 1999. Each has served as a director continuously since his election. In June 1999, Mr. Kauer was elected to the Company's Board of Directors to fill a vacancy on the Board.


                      INFORMATION CONCERNING THE DIRECTORS,
                  EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS, AND CERTAIN BENEFICIAL OWNERS

       The following table sets forth certain information with respect to the beneficial ownership of Company Common Stock as of March 17, 2000, by: (i) any person or group known by the Company to beneficially own more than five percent of the outstanding shares of Company Common Stock; (ii) each of the Company's directors and named executive officers; and (iii) all directors and executive officers as a group.(1)

                                                                    SHARES
                                                                 BENEFICIALLY    PERCENTAGE
           NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNED (2)      OF CLASS
--------------------------------------------------------------   ------------    ----------
DLJ Merchant Banking Partners II, L.P. and
     related investors(3)(4)..................................      1,043,584         71.5%
399 Venture Partners, Inc. and related investors(5)...........        266,666         18.3%
Thompson Dean(6)..............................................             --            --
William F. Dawson, Jr.(6).....................................             --            --
David Y. Howe(7)..............................................             --            --
Randall E. Curran.............................................             --            --
John F. Fort III..............................................          1,200             *
David A. Kauer................................................             27             *
Michael R. Elia...............................................            200             *
All directors and executive officers
     as a group (7 persons)(6)(7).............................          1,427             *
-------------

*     Represents less than 1%.

(1) On August 17, 1998, a series of transactions involving the Company was completed. These transactions included, among other things, the formation by the Company (then a wholly owned subsidiary of Insilco) of a wholly owned subsidiary ("ReorgSub"), followed by the merger of ReorgSub with and into Insilco (the "Reorganization Merger"), pursuant to which each stockholder of Insilco had his or her shares of Insilco Corporation converted into the same number of shares of the Company and the right to receive $0.01 per share in cash, and the Company became the parent of Insilco.

      Promptly following the Reorganization Merger, a second merger took place pursuant to which Silkworm Acquisition Corporation ("Silkworm"), an affiliate of Donaldson, Lufkin & Jenrette Merchant Banking Partners, II, L.P. ("DLJMB"), merged with and into the Company (the "Merger," and together with the Reorganization Merger, the "Mergers") and each share of the Company's Common Stock was converted into the right to receive $43.47 in cash and 0.03378 of a share of the Company's Common Stock. Thus, as a result of the Mergers, each stockholder of Insilco, in respect of each of his or her shares, received $43.48 in cash and retained 0.03378 of a share of the Company's Common Stock. Concurrently with the consummation of the Mergers, the DLJMB Funds purchased 1,400,000 shares of the Company 15% Senior Exchangeable Preferred

      Stock due 2012 (the "PIK Preferred Stock"), and warrants to purchase 65,603 shares of the Company's Common Stock at an exercise price of $0.001 per share (the "DLJMB Warrants").

      Following the Mergers, (i) Insilco's existing stockholders retained, in the aggregate, approximately 10.1% (9.4% on a fully diluted basis) of the outstanding shares of the Company's Common Stock; (ii) the DLJMB Funds held approximately 69.0% (69.8% on a fully diluted basis) of the outstanding shares of the Company's Common Stock; (iii) 399 Venture Partners Inc., an affiliate of Citibank, N.A. ("CVC"), purchased shares of Silkworm which in the Merger were converted into approximately 19.3% (17.8% on a fully diluted basis) of the outstanding shares of the Company's Common Stock; and (iv) management of the Company purchased approximately 1.7% (1.5% on a fully diluted basis) of the outstanding shares of the Company's Common Stock.

      Immediately prior to the effectiveness of the Reorganization Merger, each outstanding option to acquire shares of the common stock of Insilco granted to employees and directors, whether or not vested (the "Options") was canceled and in lieu thereof, each holder of an Option received a cash payment in an amount equal to (x) the excess, if any, of $45.00 over the exercise price of the Option multiplied by (y) the number of shares subject to the Option, less applicable withholding taxes (the "Option Cash Payments"). Certain holders of such Options elected to utilize amounts otherwise receivable by them to purchase equity or equity units of the Company.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities.

(3) Includes 65,603 shares of the Company's Common Stock issued following exercise on March 12, 1999 of the DLJMB Warrants issued in connection with the PIK Preferred Stock. Also includes 22,425 shares of the Company's Common Stock issued following exercise on March 12, 1999 of warrants, which were issued as part of the Company's Units purchased by the DLJ Mezzanine Investors (as defined herein).

(4)   Consists of shares held directly by the following investors related to
      DLJMB: DLJ Offshore Partners II, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a Delaware corporation, DLJ Merchant Banking Partners II-A, L.P. ("DLJMBPIIA"), a Delaware limited partnership, DLJ Diversified Partners-A. L.P. ("Diversified A"), a Delaware limited partnership, DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ Millennium Partners-A, L.P. ("Millennium A"), a Delaware limited partnership, DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership, UK Investment Plan 1997 Partners ("UK Partners"), a Delaware partnership, DLJ First ESC L.P. ("DLJ First ESC"), a Delaware limited partnership, and DLJ ESC II, L.P. ("DLJESCII"), a Delaware limited partnership. See "Board of Director Interlocks and Insider Participation"). The address of each of DLJMB, Diversified, Funding, DLJMBPIIA, Diversified A, Millennium, Millennium A, DLJ First ESC, DLJ ESC II and EAB is 277 Park Avenue, New York, New York 10172. The address of Offshore is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles. The address of UK Partners is 2121 Avenue of the Stars, Fox Plaza, Suite 3000, Los Angeles, California 90067.

(5) The address of 399 Venture Partners, Inc. is 399 Park Avenue, New York, New York, 10022-4614.

(6) Messrs. Dean and Dawson are officers of DLJMB Inc., an affiliate of DLJMB and the Initial Purchaser. The business address of Messrs. Dean and Dawson is DLJMB Inc., 277 Park Avenue, New York, New York 10172. Share data shown for such individuals exclude shares shown as held by the DLJMB Funds, as to which such individuals disclaim beneficial ownership.

(7) Mr. Howe is an officer of Citicorp Venture Capital, Ltd., an affiliate of 399 Venture Partners, Inc. The business address of Mr. Howe is 399 Park Avenue, New York, NY 10022-4614. Share data shown for Mr. Howe excludes shares shown as held by 399 Venture Partners, Inc., as to which Mr. Howe disclaims beneficial ownership.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

      The Board of Directors of the Company had four (4) regular meetings and two (2) special meetings during 1999. Each of the directors attended 75% or more of the total number of the Board of Directors meetings held during 1999. The Board of Directors has no standing Audit or Compensation Committees.

DIRECTOR COMPENSATION

      During fiscal 1999, Messrs. Fort and Curran received compensation for their services as directors. Mr. Fort received compensation of $10,000 for two board meetings he attended as a director, and $50,000 for two meetings he attended as the Chairman of the Board. On October 20, 1999, Mr. Fort also received a stock option grant of 5,000 shares. Mr. Curran received compensation of $12,000 for the four meetings he attended as a director. On October 20, 1999, Mr. Curran also received a stock option grant of 1,112 shares. Messrs. Fort and Curran also received reimbursement for reasonable and customary travel expenses.

EXECUTIVE OFFICERS

      Set forth below is the name, age and office of each "executive officer" of the Company (as defined by the Securities and Exchange Commission).

      David A. Kauer, age 44        President and Chief Executive Officer
      Michael R. Elia, age 41       Senior Vice President, Chief Financial
                                    Officer, Treasurer, and Secretary

      Executive officers are elected annually to serve for a year or until their successors are elected. During the past five years, Mr. Kauer has had the business experience set forth above under "Directors," while the other executive officer has had the business experience described below. Unless otherwise stated, positions are with the Company.

      MICHAEL R. ELIA

      Mr. Elia has been the Senior Vice President, Chief Financial Officer, Treasurer, and Secretary (since June 1999) and Vice President and Controller (August 1998 to June 1999). He served as Chief Financial Officer of Jordan Telecommunication Products from February 1997 to August 1998, and as Director of Strategic Planning Fieldcrest Cannon, Inc. from 1994 to 1997. From 1983 through 1993, he held senior financial positions with Insilco's Technologies Group. Prior to joining Insilco, he was with Ernst & Young LLP.

                             EXECUTIVE COMPENSATION

      The aggregate remuneration of the Chief Executive Officer and the four other most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1999, is set forth in the following table:

                           SUMMARY COMPENSATION TABLE

                                                                      Long-Term Compensation
                                                                  -------------------------------
                                         Annual Compensation                  Awards
                                        ---------------------     -------------------------------
                                                                                      Securities
Name and Principal                                                 Other Annual       Underlying      All Other
Position                      Year      Salary ($)   Bonus ($)    Compensation ($)    Options (#)  Compensation ($)
=================================================================================================================
Robert L. Smialek(1)          1999       $275,000          --              --                --    $2,610,952(6)
President and CEO             1998        550,000          --              --                --        13,519(7)
                              1997        550,000     300,000              --                --         9,901(8)

David A. Kauer(2)             1999        255,000     122,000              --            20,000         3,342(9)
President and CEO             1998        196,667      40,000              --                --        93,830(10)
                              1997        164,000      80,000              --            10,000         3,369(11)

Kenneth H. Koch(1)            1999         90,000          --              --                --       395,702(12)
Vice President, General       1998        173,500      27,500              --                --       393,254(13)
Counsel and Secretary         1997        162,833      75,000              --            10,000         3,314(14)

Leslie G. Jacobs(1)           1999         88,000          --              --                --       385,698(15)
Vice President, Human         1998        174,167      13,500          13,500(5)             --       388,921(16)
Resources and Assistant       1997        165,000      70,000              --            10,000         4,031(17)
Secretary

Michael R. Elia(3)            1999        185,000      29,500          29,500(5)         10,000         2,905(18)
Senior Vice President ,       1998         70,288      44,875(4)       14,875(5)             --        99,294(19)
Chief Financial Officer,      1997             --          --              --                --
Treasurer and Secretary
--------------

(1)   Messrs. Smialek, Koch, and Jacobs resigned from the Company in June 1999.

(2) Mr. Kauer was named President and Chief Executive Officer of the Company in June 1999.

(3) Mr. Elia joined the Company August 1, 1998, and was named Senior Vice President, Chief Financial Officer, Treasurer and Secretary in June 1999.

(4)   Includes $30,000 sign-on bonus.

(5)   Portion of bonus deferred to purchase equity units.

(6) Includes employer contributions under the Company's Employee Thrift Plan 401(k) (the "Thrift Plan") ($2,400), severance payout for stock repurchase ($769,275), nonqualified stock repurchase ($999,990), severance salary ($700,000), severance bonus ($75,000), medical reimbursements of ($782), insurance premiums paid by the Company ($4,275) and payment in lieu of vacation ($59,230).

(7) Includes Thrift Plan contributions ($2,400), insurance premiums paid by the Company ($7,643) and medical reimbursements ($3,476).

(8) Includes Thrift Plan contributions ($2,250) and insurance premiums paid by the Company ($7,501).

(9) Includes Thrift Plan contributions ($2,400) and insurance premiums paid by the Company ($942).

(10) Includes monies received from the Value Appreciation Agreement ($90,300), Thrift Plan contributions ($2,400) and insurance premiums paid by the Company ($1,130).

(11) Includes Thrift Plan contributions ($2,400) and insurance premiums paid by the Company ($969).

(12) Includes severance payout for stock repurchase ($2,565), nonqualified stock repurchase ($299,970), insurance premium paid by the Company ($767), Thrift Plan contributions ($2,400), and severance salary ($90,000).

(13) Includes monies received from the Value Appreciation Agreement ($390,000), Thrift Plan contributions ($2,400) and insurance premiums paid by the Company ($854).

(14) Includes Thrift Plan contributions ($2,400) and insurance premiums paid by the Company ($791).

(15) Includes nonqualified stock repurchase ($99,990), severance salary ($164,000), return of prior year deferred bonus ($13,500), life insurance paid by the Company ($1,561), Thrift Plan contributions ($2,400), severance bonus ($92,400), and pay in lieu of vacation ($11,847).

(16) Includes monies received from the Value Appreciation Agreement ($384,800), Thrift Plan contributions ($2,400) and insurance premiums paid by the Company ($1,721).

(17) Includes Thrift Plan contributions ($2,400) and insurance premiums paid by the Company ($1,631).

(18) Includes Thrift Plan contributions of ($2,400) and insurance premiums paid by the Company ($505).

(19) Includes moving expenses ($98,728), Thrift Plan contributions ($319) and insurance premiums paid by the Company ($247).

                        OPTION GRANTS IN LAST FISCAL YEAR

      The following table provides certain information regarding stock options granted during 1999 to each of the executive officers named in the Summary Compensation Table.

                                           Individual Grants
                        -----------------------------------------------------                   (f)
                                            (c)                                     Potential Realizable Value
                                        % of Total                                  At Assumed Annual Rates Of
                                          Options                                  Stock Price Appreciation For
                            (b)         Granted To          (d)          (e)              Option Term(1)
     (a)                  Options      Employees In       Exercise    Expiration
     Name               Granted (#)     Fiscal Year     Price ($/Sh)     Date          5%($)          10%($)
     ----               -----------     -----------     ------------     ----          -----          ------
Robert L. Smialek

David A. Kauer            20,000(2)                                                     --          $293,122

Kenneth H. Koch

Leslie G. Jacobs

Michael R. Elia           10,000(3)                                                     --           146,561


(1) The amounts under the columns labeled "5%($)" and "10%($)" are included by the Company pursuant to certain rules promulgated by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, in the price of the Company's Common Stock. Such amounts are based on the assumption that the option holders will hold the options granted for their full term. The actual value of the options will vary in accordance with the market price of the Company's Common Stock.

(2) On January 1, 1999, an option to purchase 10,000 shares of Common Stock was granted to Mr. Kauer at an exercise price equal to $45.00. These options vest and become exercisable through financial criteria, or if those criteria are not met, the options vest on the earlier of a liquidation event, as defined by the plan, or the eighth anniversary of the grant date and terminate on December 31, 2008. On July 22, 1999, an option to purchase 10,000 shares of Common Stock was granted to Mr. Kauer at an exercise price equal to $45.00. These options vest and become exercisable through financial criteria, or if those criteria are not met, the options vest on the earlier of a liquidation event, as defined by the plan, or the eighth anniversary of the grant date and terminate on July 21, 2009.

(3) On January 1, 1999, an option to purchase 5,000 shares of Common Stock was granted to Mr. Elia at an exercise price equal to $45.00. These options vest and become exercisable through financial criteria, or if those criteria are not met, the options vest on the earlier of a liquidation event, as defined by the plan, or the eighth anniversary of the grant date and terminate on December 31, 2008. On July 22, 1999, an option to purchase 5,000 shares of Common Stock was granted to Mr. Elia at an exercise price equal to $45.00. These options vest and become exercisable through financial criteria, or if those criteria are not met, the options vest on the earlier of a liquidation event, as defined by the plan, or the eighth anniversary of the grant date and terminate on July 21, 2009.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

      The following table provides certain information regarding the number and the value of stock options exercised during 1999 and the value of stock options held by the named executive officers at fiscal year end.

                                                  NUMBER OF SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS AT FISCAL       IN-THE-MONEY OPTIONS AT FISCAL
                                                            YEAR-END (#)                       YEAR-END ($)(1)
                                                  --------------------------------   ---------------------------------
                        SHARES
                     ACQUIRED ON       VALUE
                       EXERCISE      REALIZED
     NAME                (#)            ($)         EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
------------------  -------------  -------------  ---------------  ---------------   -------------  -----------------
Robert L. Smialek

David A. Kauer                                                          20,000

Kenneth R. Koch

Leslie G. Jacobs

Michael R. Elia                                                         10,000


(1) Represents the total gain which would have been realized if all in-the-money options held at fiscal year end had been exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and per share fair market value at year end. An option is in-the- money if the fair market value of the underlying shares exceeds the exercise price of the option.

RETIREMENT PLAN AND SUPPLEMENTAL ARRANGEMENTS

      The Company's Retirement Plan for Salaried Employees (the "Retirement Plan") provides retirement benefits for salaried employees, including officers. The Company compensates employees for the loss of benefits which otherwise would result because of the limitations the Internal Revenue Code places on pensions that may be paid under tax-qualified retirement plans such as the Retirement Plan. The unfunded supplemental retirement payments are accounted for as operating expenses when earned.

      The following table shows the estimated annual retirement allowances payable after retirement at normal retirement age to persons in the following specified remuneration and years-of-service classifications (before any deductions for joint or survivorship payments) without regard to any statutory limitations imposed by the Internal Revenue Code. Normal retirement allowances, beginning at age 65, equal (i) 50% of final average compensation minus (ii) 50% of the retiree's primary social security benefit, pro-rated if total service is less than 25 years or, in certain cases, is less than 35 years. Five years of service is required for vesting.


            FINAL                                       YEARS OF SERVICE
           AVERAGE
         EARNINGS(1)           15                20               25                30              35
         ===============================================================================================
          $125,000         $ 33,385          $ 44,514         $ 55,642          $ 55,642        $ 55,642
           150,000           40,885            54,514           68,142            68,142          68,142
           175,000           48,385            64,514           80,642            80,642          80,642
           200,000           55,885            74,514           93,142            93,142          93,142
           250,000           70,885            94,514          118,142           118,142         118,142
           300,000           85,885           114,514          143,142           143,142         143,142
           350,000          100,885           134,514          168,142           168,142         168,142
           400,000          115,885           154,514          193,142           193,142         193,142
           450,000          130,885           174,514          218,142           218,142         218,142
           500,000          145,885           194,514          243,142           243,142         243,142
           550,000          160,885           214,514          268,142           268,142         268,142
           600,000          175,885           234,514          293,142           293,142         293,142
           650,000          190,885           254,514          318,142           318,142         318,142

(1) The higher of: (i) the average annual compensation for any five consecutive calendar years during the final 10 years of employment; or
      (ii) the average annual compensation for the last 60 months of employment. Compensation consists of salary (including voluntary salary deferrals) and bonus. Supplemental payments are based on average earnings in excess of $160,000.

      At December 31, 1999, Messrs. Smialek, Koch, Kauer, Jacobs and Elia were credited, under the Retirement Plan and various supplemental arrangements, with approximately 5.7, 5.2, 5.3, 8.9, and 10.7 years of service, respectively, for purposes of determining their pensions. Messrs. Smialek, Koch, and Jacobs resigned from the Company in June 1999.

EMPLOYMENT AND SEVERANCE BENEFIT AGREEMENTS

      The following is a description of the employment agreements with certain of Insilco's executive officers at the end of the 1999 fiscal year.

      In December 1996, the Company entered into a Value Appreciation Agreement with Messrs. Jacobs, Koch, Kauer and certain other officers. The Value Appreciation Agreement provided that the executives would be entitled to receive a commission from the Company in certain circumstances following a transaction giving rise to a change in control. Upon consummation of the Mergers, a commission on the sale of $2.6 million was paid and the Value Appreciation Agreement was terminated.

      In December 1996, the Company entered into Income Protection Agreements with Messrs. Jacobs, Koch, Kauer and certain other officers. The Income Protection Agreements provide that in the event of termination of an executive's employment by the Company without cause, or, in certain circumstances, by the executive, the executive will be entitled to receive certain severance benefits. The benefits payable to the executive in the event of a termination of employment covered by the Income Protection Agreement are as follows: (i) one year's base salary; (ii) a bonus equal to the bonus paid to executive in 1996 or the target bonus for the year in which employment is terminated; (iii) continued participation in the Company's benefit plans for the duration of the severance period; (iv) continuation of any rights to indemnification from the Company; and
(v) certain outplacement services. The Income Protection Agreements have three-year terms and automatically renew for subsequent one-year terms, unless terminated by either party.

      The following is a description of the severance agreements signed by Messrs. Smialek, Jacobs and Koch upon their resignations in June 1999.

      Mr. Smialek's severance agreement included the following items: a) salary ($700,000); b) bonus ($75,000); c) stock investment repurchase ($769,275); d)
nonqualified stock repurchase ($999,990); and e) pay in lieu of vacation ($59,230). These items were paid in 1999.

      Mr. Jacobs' severance agreement provided the following items: a) salary ($176,000); b) bonus ($92,400); c) return of prior year deferred bonus ($13,500); d) nonqualified stock repurchase ($99,990); and e) pay in lieu of vacation ($11,847). These items were payable in 1999 and 2000.

      Mr. Koch's severance agreement provided the following items: a) salary ($180,000); b) bonus ($94,500); c) stock investment repurchase ($2,565); d) nonqualified stock repurchase ($299,970); and e) pay in lieu of vacation ($7,269). These items were payable in 1999 and 2000.

THE FOLLOWING COMPENSATION COMMITTEE REPORT AND PERFORMANCE GRAPH WILL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY OF THE COMPANY'S FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND WILL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

                          BOARD COMPENSATION COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION

OVERVIEW

      The Board of Directors, with the advice of the Chief Executive Officer, reviews and evaluates individual executive officers and determines the compensation for each executive officer. In general, the Board's philosophy is to attract, motivate and retain qualified key executives, reward individual performance, relate compensation to Company goals and objectives and enhance stockholder value. The Company's compensation program includes competitive base salaries, annual bonus opportunities, competitive benefits and long-term awards under the Insilco Holding Co. Stock Option Plan (the "Plan").

COMPENSATION OF CHIEF EXECUTIVE OFFICER

      Mr. Kauer became the Company's President and Chief Executive Officer in June 1999. In 1999, Mr. Kauer's base salary was $300,000. Determination of Mr. Kauer's salary was primarily based on Mr. Kauer's background and experience, and the compensation levels of executives in similar positions in comparable businesses. Mr. Kauer received a bonus of $122,000 in 1999. This bonus was based primarily on the Company achieving certain specific financial performance goals. Mr. Kauer also received stock options to purchase 20,000 shares of common stock in 1999. This award was primarily based on Mr. Kauer's performance.

      Robert L. Smialek became the Company's Chief Executive Officer effective May 1, 1993, and held that position until his resignation in June 1999. Mr. Smialek's base salary was $550,000, of which he received $275,000 in 1999 for his employment until his resignation. Determination of Mr. Smialek's base salary was primarily based on Mr. Smialek's background and experience, and compensation levels of executives in similar positions in comparable businesses. Mr. Smialek received a severance package upon his resignation, please see further discussion of the severance under the Employment and Severance Benefit Agreements section.

COMPENSATION OF EXECUTIVE OFFICERS

      The Company's compensation program for its executive officers is based on the following objectives:

      o Total compensation of the executive officers should be linked to the financial performance of the Company and enhancement of stockholder value.

      o The compensation paid to the executive officers of the Company should be competitive with executive compensation levels of similar companies so that the Company can attract, motivate and retain qualified key executives.

      o The compensation program should reward outstanding individual performance and contributions to the Company as well as experience.

      Compensation for executive officers in 1999 consisted of base salary, bonuses and related stock option and incentives related to the Merger. Base salaries and bonuses were paid to executive officers (excluding the Chief

Executive Officer) based upon each such executive officer's individual performance, duties, responsibilities, experience and tenure, general economic conditions, the recent financial performance of the Company, and other factors. Bonuses paid to the executive officers were determined in accordance with a bonus plan that required 70% of the bonus to be determined on the basis of the Company's achieving certain specified financial performance goals, and 30% on the basis of the Board of Directors' and the Chief Executive Officer's evaluation of the performance of each executive officer. In addition, the Chief Executive Officer has the discretion to make performance-related individual awards.

      The Insilco Holding Co Stock Option Plan was adopted in 1998, and stock options were awarded under the plan to executive officers in 1999. (See summary compensation tables). The future determination of such awards will be based on:
(a) the executive's contributions, performance and perceived ability to impact overall business results and (b) the levels of options awarded to executives in similar positions and at similar salary levels as compared to surveys published by compensation consulting firms.

IMPACT OF 1993 TAX ACT CHANGES

      The Budget Reconciliation Act of 1993 (the "Act") amended the Internal Revenue Code to add Section 162(m) that bars a deduction to any publicly held corporation for compensation paid to a "covered employee" in excess of $1,000,000 per year (the "Dollar Limitation"). A covered employee of the Company is any employee who appears in the Summary Compensation Table who is also employed by the Company on December 31. The Dollar Limitation applies to tax years beginning after 1993.

      The legislation potentially impacts three components of the Company's executive compensation package. These include base salaries, bonuses, and awards under the Plan. The Company does not believe that the legislation as amended will have any effect on the deductibility of compensation payable in 1999 to any of its executive officers.

      The Company believes that the Plan currently qualifies for the exemption provided for performance based compensation and awards under the Plan will not be subject to the Dollar Limitation.


BOARD OF DIRECTORS:

Randall E. Curran
William F. Dawson, Jr.
Thompson Dean
John F. Fort III
David Y. Howe
David A. Kauer

                               PERFORMANCE GRAPHS

       As a result of the Mergers on August 17, 1998, the holders of Insilco Common Stock received $43.48 in cash and 0.03378 of a share of Company Common Stock for each share of Insilco Common Stock.

       The following Performance Graph compares the performance of the Company with that of the Standard & Poor's 500 Index and the Russell 2000 Index. The comparison of cumulative total return to stockholders assumes that $100 was invested in the Common Stock of the Company and in the Standard & Poor's 500 Index and the Russell 2000 Index on August 17, 1998, the date of the Mergers and that all dividends were reinvested.

                 COMPARISON OF 16 MONTH CUMULATIVE TOTAL RETURN
                  AMONG INSILCO CORPORATION, THE S&P 500 INDEX
                           AND THE RUSSELL 2000 INDEX


                               [PERFORMANCE GRAPH]

                             08/17/98          12/31/98          12/31/99
                             --------          --------          --------
INSILCO CORPORATION            100                49                57
S&P 500 INDEX                  100               113               136
RUSSELL 2000 INDEX             100               104               125

      The following Performance Graph compares the performance of Insilco with that of the Standard & Poor's 500 Index and the Russell 2000 Index through the date of the Merger, August 17, 1998. The comparison of cumulative total return to shareholders assumes that $100 was invested in the Common Stock of Insilco on September 15, 1993 (the effective date of the registration of the Insilco's Common Stock under the Securities Exchange Act of 1934, as amended), and in the Standard & Poor's 500 Index and the Russell 2000 Index on August 31, 1993, and that all dividends were reinvested.

                 COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN
                  AMONG INSILCO CORPORATION, THE S&P 500 INDEX
                           AND THE RUSSELL 2000 INDEX


                               [PERFORMANCE GRAPH]

                     08/30/93  12/31/93  12/31/94  12/31/95  12/31/96  12/31/97  12/31/98
                     --------  --------  --------  --------  --------  --------  --------
INSILCO CORPORATION    100       113       207       266       321       275       367
S&P 500 INDEX          100       101        99       133       160       209       234
RUSSELL 2000 INDEX     100       105       102       128       147       178       164

BOARD OF DIRECTOR INTERLOCKS AND INSIDER PARTICIPATION

      The DLJMB Funds own approximately 71.5% of the outstanding shares of the Company's Common Stock. Messrs. Dean and Dawson are officers of DLJMB and directors of Insilco and the Company. Neither the Company nor Insilco is aware of any transaction or of any currently proposed transaction, in which DLJ has any material direct or indirect interest as a result of its ownership position in a party to the transaction other than Insilco, except as follows:

      Donaldson Lufkin & Jenrette Securities Corporation ("DLJSC") received customary fees in connection with the distribution, as part of the financing of the Merger, by Silkworm of units (which were converted into units of the Company (the "Company Units") in the Merger), each unit consisting of $1,000 principal amount at maturity of 14% Senior Discount Notes due 2008 (the "Old Notes"), received customary fees in connection with the arranging of the syndication of the new credit facility, received customary fees in connection with the distribution of the Company's Units and received an advisory fee in connection with the Mergers. In connection with the sale of the Company's Units, the Company granted registration rights to DLJSC in connection with its market-making activities and agreed to indemnify DLJSC against certain liabilities, including liabilities under the Securities Act of 1933. In addition, DLJ Capital Funding is an agent and lender under the new credit facility. DLJ Capital Funding and DLJSC have and will receive customary fees in connection with the provision of the new credit facility. Further, DLJ Capital Funding, Inc., an affiliate of DLJSC, acted as syndication agent in connection with the new credit facility for which it received certain customary fees and expenses and DLJ Bridge Finance Inc., an affiliate of DLJSC, purchased the bridge notes, for which it received customary fees and expenses. DLJSC has, from time to time, provided investment banking and other financial advisory services to Insilco in the past for which it has received customary compensation, and will provide such services and financial advisory services to Insilco in the future. DLJSC acted as purchaser in connection with the initial sale of the Old Notes and received an underwriting discount of approximately $3.6 million in connection therewith. In addition, DLJSC received a merger advisory fee of $3.5 million in cash from the Company after the consummation of the Merger. The aggregate fees received by DLJ entities for its various services in 1999 were approximately $0.9 million.

      DLJ Investment Partners, L.P., DLJ ESC II, L.P. and DLJ Investment Funding, Inc. (the "DLJ Mezzanine Investors"), each of which is an affiliate of DLJMB, purchased and aggregate of approximately 50% of the Company Units and are entitled to certain registration rights in connection therewith.

      In connection with the Mergers, DLJMB and the Company entered into an agreement with respect to registration and certain other rights.

      Prior to the Mergers, Water Street Corporate Recovery Fund I, L.P. ("Water Street"), an affiliate of Goldman, Sachs & Co. ("Goldman Sachs"), beneficially owned approximately 45% (62% prior to the Share Repurchase) of Insilco's common stock. Neither the Company nor Insilco is aware of any transaction or of any currently proposed transaction in which Goldman Sachs has any material direct or indirect interest as a result of its ownership position in a party to the transaction other than the Company, except as follows:

      Goldman Sachs advised Insilco in connection with the Mergers and received a fee of $2.0 million payable on the consummation of the Mergers. In the Mergers, Water Street received approximately $81.0 million and retained 62,962 shares of the Company. The Company entered into a Registration Rights Agreement with Water Street in which Water Street has certain registration rights with respect to such 62,962 shares.

      Currently, none of the directors of the Company, with the exception of Mr. Kauer, are employees of the Company. Mr. Kauer serves as the Company's President and Chief Executive Officer.

      Pursuant to their severance agreements signed in June 1999, the Company has paid Messrs. Smialek, Jacobs and Koch the amounts detailed below:

      Mr. Smialek's severance agreement included the following items: a) salary ($700,000); b) bonus ($75,000); c) stock investment repurchase ($769,275); d)
nonqualified stock repurchase ($999,990); and e) pay in lieu of vacation ($59,230). These items were paid in 1999.

      Mr. Jacobs' severance agreement provided the following items: a) salary ($176,000); b) bonus ($92,400); c) return of prior year deferred bonus ($13,500); d) nonqualified stock repurchase ($99,990); and e) pay in lieu of vacation ($11,847). These items were payable in 1999 and 2000.

      Mr. Koch's severance agreement provided the following items: a) salary ($180,000); b) bonus ($94,500); c) stock investment repurchase ($2,565); d) nonqualified stock repurchase ($299,970); and e) pay in lieu of vacation ($7,269). These items were payable in 1999 and 2000.


                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      KPMG Peat Marwick LLP served as the Company's independent accountants and audited the Company's financial statements for the year ending December 31, 1999. It is expected that a representative of KPMG Peat Marwick LLP will be present at the Annual Meeting, will have the opportunity to make a statement if he desires to do so, and will be available to respond to appropriate questions.


                                  ANNUAL REPORT

      The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, containing financial statements for such year and the signed opinion of KPMG Peat Marwick LLP, independent certified public accountants, with respect to such financial statements, has been simultaneously sent to stockholders with this Proxy Statement. The Annual Report is not to be regarded as proxy soliciting material, and management does not intend to ask, suggest or solicit any action from the stockholders with respect to such report.

      A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, is available without charge to stockholders on request to:
                          Insilco Holding Co.
                          Attn:  Corporate Secretary
                          425 Metro Place North
                          Dublin, Ohio 43017


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and greater than 10% stockholders, to file reports of ownership and changes in ownership of the Company's securities with the Securities and Exchange Commission ("SEC"). Copies of the reports are required by SEC regulation to be furnished to the Company. Based on its review of such reports and written representations from reporting persons, the Company believes that all reporting persons complied with all filing requirements during fiscal 1999.

                         COST OF SOLICITATION OF PROXIES

      The cost of this solicitation will be paid by the Company. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company may solicit proxies personally or by telephone. The Company may request persons holding shares in their names for others to forward soliciting materials to their principals to obtain authorization for the execution of proxies, and the Company may reimburse such persons for their expenses in doing so.

                              STOCKHOLDER PROPOSALS

      Each year the Board of Directors submits its nominations for election of directors at the Annual Meeting of Stockholders. Other proposals may be submitted by the Board of Directors or the stockholders for inclusion in the Proxy Statement for action at the Annual Meeting of Stockholders. Any proposal submitted by a stockholder for inclusion in the Proxy Statement for the 2001 Annual Meeting of Stockholders which is expected to be held in May 2001 must be received by the Company (addressed to the attention of the Corporate Secretary) on or before April 4, 2001 (?). To be submitted at the meeting, any such proposal must be a proper subject for stockholder action under the laws of the state of Delaware.

                                  OTHER MATTERS

      The only business which management intends to present at the meeting consists of the matters set forth in this statement. Management knows of no other matters to be brought before the meeting by any other person or group. If any other matter should properly come before the meeting, the proxy holders will vote thereon in their discretion. All proxies received duly executed will be voted. You are requested to sign and date the enclosed proxy and mail it promptly in the enclosed envelope. If you later desire to vote in person, you may revoke your proxy, either by written notice to the Company or in person at the meeting, without affecting any vote previously taken.


                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        DAVID A. KAUER
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                    COMMON STOCK

                           PROXY - INSILCO HOLDING CO.

     The undersigned stockholder of Insilco Holding Co. (the "Company") hereby appoints David A. Kauer and Robert J. Tannous, or either one of them, as attorneys and proxies with full power of substitution to vote all shares of Common Stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at the Corporate Headquarters of Insilco Holding Co. at 425 Metro Place North, Dublin, Ohio 43017, on May 18, 2000, at 10:00 a.m., local time, and at any adjournments or postponements thereof as follows:

1.   THE ELECTION OF DIRECTORS.

     |_| FOR all nominees listed below (except as marked to the contrary)

     |_| WITHHOLD AUTHORITY to vote for all nominees listed below

         (INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME BELOW.)

         Randall E. Curran    o    William F. Dawson, Jr.   o     Thompson Dean
         John F. Fort III     o    David Y. Howe            o     David A. Kauer

2. IN THEIR DISCRETION TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.


THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

     The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Stockholders, dated April 18, 2000, and the Proxy Statement furnished therewith. Any proxy heretofore given to vote said shares hereby is revoked.


     PLEASE SIGN AND DATE THIS PROXY BELOW AND RETURN IN THE ENCLOSED ENVELOPE.

                                        Dated:                           , 2000
                                               --------------------------


                                        ---------------------------------------
                                                        (Signature)

                                        ---------------------------------------
                                                        (Signature)

                                        Signature(s) must agree with the name(s) printed on this Proxy. If shares are registered in two names, both stockholders should sign this Proxy. When signing as attorney, executor, administrator, trustee or guardian, please give your full title.


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS